                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                       ________________________________

                                   FORM 11-K


                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One)
  [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

          For the fiscal year ended December 31, 1997

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

            For the transition period from ________ to ________



                        Commission file number:  1-5517
                                                 ------


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              Scientific-Atlanta, Inc.
                              Voluntary Employee Retirement and
                              Investment Plan and Trust

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Scientific-Atlanta, Inc.
                              One Technology Parkway, South
                              Norcross, Georgia 30092.

                            SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1997 AND 1996


                               TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits--December 31, 1997 and 1996

     Statement of Changes in Net Assets Available for Plan Benefits, With Fund Information, for the Year Ended December 31, 1997

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes-- December 31, 1997

     Schedule II: Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1997

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Benefit Committee of the
Scientific-Atlanta, Inc. Voluntary Employee
Retirement and Investment Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the SCIENTIFIC-ATLANTA, INC. VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST as of December 31, 1997 and 1996 and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust as of December 31, 1997 and 1996 and the changes in its net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen

Atlanta, Georgia
June 12, 1998

                            SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 1997 AND 1996

                                                                             1997                1996
                                                                         ------------        ------------
ASSETS:
 Participant--directed investments, at market value
  (Notes 1 and 2):
     Fidelity Retirement Money Market Fund                               $ 13,372,020        $ 11,977,190
     Fidelity Intermediate Bond Fund                                        6,946,701           6,614,492
     Fidelity Equity Income Fund                                           32,615,892          21,421,219
     Fidelity Spartan U.S. Equity Index Fund                               18,593,881           9,618,476
     Fidelity Magellan Fund                                                29,163,005          21,120,255
     Fidelity Puritan Fund                                                  2,724,374           1,039,006
     Fidelity Overseas Fund                                                         0           1,027,249
     Fidelity Low-Priced Stock Fund                                         9,546,853           2,914,750
     Fidelity Scientific-Atlanta Common Stock Fund                         27,187,048          31,775,725
     Founders Growth Fund                                                   2,270,674                   0
     Templeton Foreign Fund I                                               3,038,447                   0
     Participant loans receivable                                           3,497,077           2,448,583
                                                                         ------------        ------------
         Total investments                                                148,955,972         109,956,945
 Receivables:
   Employer's contribution                                                  1,160,091           1,148,962
   Participants' contributions                                                393,640             341,604
                                                                         ------------        ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                                   $150,509,703        $111,447,511
                                                                         ============        ============

        The accompanying notes are an integral part of these statements.

                            SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                  INFORMATION,

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                         PARTICIPANT-DIRECTED INVESTMENTS
                                                -----------------------------------------------------------------------------------
                                                  FIDELITY                     FIDELITY      FIDELITY
                                                 RETIREMENT       FIDELITY      EQUITY     SPARTAN U.S.     FIDELITY     FIDELITY
                                                   MONEY        INTERMEDIATE    INCOME        EQUITY        MAGELLAN      PURITAN
                                                MARKET FUND       BOND FUND      FUND       INDEX FUND        FUND         FUND
                                                -----------     ------------  ----------   ------------   -----------   ----------

INVESTMENT INCOME:
 Net appreciation (depreciation) in fair
   value of investments                         $         0     $   62,765   $ 5,431,473    $ 3,502,634   $ 3,911,047   $  165,612
 Dividends and Interest                             741,310        429,634     1,764,944        381,122     1,835,436      204,509
                                                -----------     ----------   -----------    -----------   -----------   ----------
                                                    741,310        492,399     7,196,417      3,883,756     5,746,483      370,121
                                                -----------     ----------   -----------    -----------   -----------   ----------
CONTRIBUTIONS:
 Participants                                     1,008,833        673,263     2,289,919      1,668,402     2,763,024      383,079
 Employer                                                 0              0             0              0             0            0
 Roll-over deposits                                  87,301         57,797       368,516        369,395       501,605       92,091
                                                -----------     ----------   -----------    -----------   -----------   ----------
                                                  1,096,134        731,060     2,658,435      2,037,797     3,264,629      475,170
                                                -----------     ----------   -----------    -----------   -----------   ----------
      Total additions                             1,837,444      1,223,459     9,854,852      5,921,553     9,011,112      845,291

PAYMENTS TO PARTICIPANTS                         (2,316,983)      (596,281)   (1,745,916)      (624,506)   (1,330,428)    (114,041)

ADMINISTRATIVE EXPENSES                              (3,597)        (1,621)       (6,919)        (3,184)       (7,674)        (857)

INTERFUND TRANSFERS                               1,877,966       (293,348)    3,092,656      3,681,542       369,740      954,975
                                                -----------     ----------   -----------    -----------   -----------   ----------
NET INCREASE (DECREASE)                           1,394,830        332,209    11,194,673      8,975,405     8,042,750    1,685,368

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  BEGINNING OF YEAR                              11,977,190      6,614,492    21,421,219      9,618,476    21,120,255    1,039,006
                                                -----------     ----------   -----------    -----------   -----------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  END OF YEAR                                   $13,372,020     $6,946,701   $32,615,892    $18,593,881   $29,163,005   $2,724,374
                                                ===========     ==========   ===========    ===========   ===========   ==========

                                                                PARTICIPANT-DIRECTED INVESTMENTS
                                             -----------------------------------------------------------------
                                                                                                     FIDELITY
                                                              FIDELITY                              SCIENTIFIC-
                                                FIDELITY    LOW-PRICED    FOUNDERS     TEMPLETON     ATLANTA
                                                OVERSEAS       STOCK       GROWTH       FOREIGN      COMMON
                                                  FUND         FUND         FUND        FUND I      STOCK FUND
                                             -----------   ----------   ----------   -----------  ------------
INVESTMENT INCOME:
 Net appreciation (depreciation) in fair
   value of investments                      $     1,848   $  922,862   $ (154,434)  $ (302,153)  $  7,308,866
 Dividends and interest                                0      607,148      311,008      337,809              0
                                             -----------   ----------   ----------   ----------   ------------
                                                   1,848    1,530,010      156,574       35,656      7,308,866
                                             -----------   ----------   ----------   ----------   ------------
CONTRIBUTIONS:
 Participants                                     25,681    1,055,670      218,785      441,642      1,061,127
 Employer                                              0            0            0            0      5,127,628
 Roll-over deposits                                9,010      288,010      100,563       98,808         53,104
                                             -----------   ----------   ----------   ----------   ------------
                                                  34,691    1,343,680      319,348      540,450      6,241,859
                                             -----------   ----------   ----------   ----------   ------------
      Total additions                             36,539    2,873,690      475,922      576,106     13,550,725

PAYMENTS TO PARTICIPANTS                          (8,660)    (268,852)        (281)     (71,603)    (1,241,651)

ADMINISTRATIVE EXPENSES                              (93)      (4,323)      (2,285)      (5,349)       (51,435)

INTERFUND TRANSFERS                           (1,055,035)   4,031,588    1,797,318    2,539,293    (16,846,316)
                                             -----------   ----------   ----------   ----------   ------------
NET INCREASE (DECREASE)                       (1,027,249)   6,632,103    2,270,674    3,038,447     (4,588,677)

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  BEGINNING OF YEAR
                                               1,027,249    2,914,750            0            0     31,775,725
                                             -----------   ----------   ----------   ----------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  END OF YEAR                                $         0   $9,546,853   $2,270,674   $3,038,447   $ 27,187,048
                                             ===========   ==========   ==========   ==========   ============


                                              PARTICIPANT-DIRECTED INVESTMENTS
                                           ---------------------------------------

                                                          PARTICIPANT
                                                             LOANS
                                              OTHER       RECEIVABLE       TOTAL
                                           ===========    ==========   ============
INVESTMENT INCOME:
 Net appreciation (depreciation) in fair
   value of investments                    $         0    $        0   $ 20,850,520
 Dividends and interest                              0       248,848      6,861,768
                                           -----------    ----------   ------------
                                                     0       248,848     27,712,288
                                           -----------    ----------   ------------
CONTRIBUTIONS:
 Participants                                   52,036             0     11,641,461
 Employer                                    1,160,091             0      6,287,719
 Roll-over deposits                                  0             0      2,026,200
                                           -----------    ----------   ------------
                                             1,212,127             0     19,955,380
                                           -----------    ----------   ------------
      Total additions                        1,212,127       248,848     47,667,668

PAYMENTS TO PARTICIPANTS                             0      (198,937)    (8,518,139)

ADMINISTRATIVE EXPENSES                              0             0        (87,337)

INTERFUND TRANSFERS                         (1,148,962)      998,583              0
                                           -----------    ----------   ------------
NET INCREASE (DECREASE)                         63,165     1,048,494     39,062,192

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  BEGINNING OF YEAR                          1,490,566     2,448,583    111,447,511
                                           -----------    ----------   ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  END OF YEAR                              $ 1,553,731    $3,497,077   $150,509,703
                                           ===========    ==========   ============



         The accompanying notes are an integral part of this statement.

                            SCIENTIFIC-ATLANTA, INC.


                         VOLUNTARY EMPLOYEE RETIREMENT


                         AND INVESTMENT PLAN AND TRUST



                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


                           DECEMBER 31, 1997 AND 1996

 1. PLAN DESCRIPTION

   Effective January 1, 1986, Scientific-Atlanta, Inc. (the "Company") established the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

   A description of the Plan's provisions has been published in a summary plan description available to all participants and beneficiaries.

   The following ten investment funds have been established by the Plan for investing participants' contributions. All investment elections are participant-directed. Participants may change their investment elections daily with the exception of the Fidelity Scientific-Atlanta Common Stock Fund, in which participants may only change their investment elections once each calendar month. The Plan has specific guidelines and limitations as to the type of securities eligible for investment by each fund.

        FIDELITY RETIREMENT MONEY MARKET FUND. This is a fixed income fund invested in short-term securities with the objective of current income that is designed to provide investors with a return that reflects current short-term money market rates.

        FIDELITY INTERMEDIATE BOND FUND. This is a fixed income fund invested in U.S. Treasury bonds or other government bonds and corporate bonds with a fixed interest rate.

        FIDELITY EQUITY INCOME FUND. This is a fund containing a variety of corporate securities, with more investment risk than the Bond Fund and Money Market Fund, with the objective of both current income and capital appreciation.

        FIDELITY SPARTAN U.S. EQUITY INDEX FUND. This is a fund that invests primarily in the common stocks of the 500 companies included in the S&P 500 Index. The objective is for both current income and long-term capital appreciation.

        FIDELITY MAGELLAN FUND. This fund is invested in securities of large United States and foreign corporations as well as smaller, lesser known companies with the objective of long-term capital appreciation. This fund offers more overall investment risks than the other funds currently offered under the Plan.

        FIDELITY PURITAN FUND. This fund invests in a broad list of high-yielding securities among a variety of companies and industries. The fund's objective is to obtain as much income as possible, consistent with the preservation of capital.

        FIDELITY OVERSEAS FUND. This fund was deleted from the list of investment options effective February 3, 1997.

        FIDELITY LOW-PRICED STOCK FUND. This fund seeks long-term capital appreciation and invests mainly in equity securities that are considered by the fund's management to be low-priced at the time of purchase.

        FOUNDERS GROWTH FUND. This fund invests in the common stock of well-established, high-quality growth companies, both domestic and abroad. The fund's objective is to increase its investment over the long term through capital growth. This fund was added to the list of investment options effective February 3, 1997.

        TEMPLETON FOREIGN FUND I. This fund invests primarily in common stock of companies in developed and developing foreign countries. The fund's objective is capital appreciation and growth; however, foreign investments involve greater risks, causing share price and return to vary. This fund was added to the list of investment options effective February 3, 1997.

        FIDELITY SCIENTIFIC-ATLANTA COMMON STOCK FUND. This fund is invested primarily in Scientific-Atlanta common stock with the balance in short-term money market investments. The objective of this fund is to give employees the opportunity to become shareholders of the Company and to share in the Company's performance. Employees have the option to redirect the Company's matching contribution, which is made only to this fund, to the other investment options. Investments in this fund are assigned units of participation. The unit value of the fund is determined daily based on the fair market value of the underlying net assets. The total units assigned to participants at December 31, 1997 and 1996 were 2,673,260 and 3,442,618, respectively. The unit value at December 31, 1997 and 1996 was $10.17 and $9.23, respectively.

 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The financial statements are prepared on the accrual basis in accordance with generally accepted accounting principles. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

   Realized gains and losses on investment transactions are determined for accounting purposes as of the trade date on a moving average cost basis. Net realized gains (losses) and changes in unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments. Investments are stated at market value (based on quoted market prices) in the accompanying statements of net assets available for plan benefits.

 3. PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

 4. TAX STATUS

   The Internal Revenue Service has determined and informed the Company by a letter dated September 29, 1995 that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving this letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

 5. PARTICIPATION

   Employees of the Company are eligible to participate in the Plan if they are at least 18 years of age with the exception of workers classified as casual or temporary employees (including co-op employees) and any person rendering services to the Company purportedly as an independent contractor. Outside contractors are not eligible to participate in the Plan even if later determined to be common law employees. Eligibility begins immediately upon employment provided the above age and employment status are met. This eligibility requirement complies with the provisions of ERISA.

   Participants may contribute to the Plan an amount ranging from 1/2% to 15% of their annual compensation. Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the Company's contribution, and the participant's contribution. Allocations of income are based on participant account balances, as defined.

   The amount contributed to the Plan by the Company on behalf of a participant is equal to $1 for each dollar contributed by the participant up to 3% of the participant's annual compensation plus $.50 for each dollar of the participant's contribution between 3% and 6% of the participant's annual compensation. In addition, for any plan year, the Company's contribution on behalf of the participant to this Plan shall not exceed 4.5% of the participant's annual compensation for such plan year. The Company's matching contributions to the Plan are in the form of Scientific-Atlanta, Inc. common stock and are made only at the end of each quarter. Vesting is immediate for both the participant's contribution and the Company's matching contribution.

   Effective July 1, 1996, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balances. Each loan shall be treated as an investment of the borrower's account, with the interest rate being prime plus 1%. The interest rate on participant loans during plan years 1996 and 1997 was 9.25%. The participant shall be required to repay the loan in approximately equal installments of principal and interest over a period not in excess of five years, or up to ten years for the purchase of a primary residence. The loans are secured by an assignment of the participant's right, title, and interest in the participant's account balance. Repayment of principal and payment of interest will be effected through payroll withholding. The principal amount of the loan, together with all accrued interest, shall immediately become due when the participant is no longer employed by an employing company, as defined, and is no longer a party in interest under Section 3(14) of ERISA.

 6. TRUST AGREEMENT

   At December 31, 1997, the Plan's assets were held by the Trustee of the Plan, Fidelity Management Trust Company. Company contributions are held and managed by the trustee, which invests cash received, interest, and dividend income and makes distributions to participants. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries, and they act as the plan administrator. No such officer or employee receives compensation from the Plan. Administrative expenses, such as trustee fees, are paid by the Plan.

                            SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


           ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1997




                                                                          Face
                                                                         Amount
      Identity of Issue              Investment Description            or Shares       Cost      Current Value
     --------------------  ------------------------------------------  ----------  ------------  -------------
*    Fidelity Investments  Retirement Money Market Fund                13,372,020  $ 13,372,020   $ 13,372,020
*    Fidelity Investments  Intermediate Bond Fund                         683,058     6,996,676      6,946,701
*    Fidelity Investments  Equity Income Fund                             622,322    23,965,579     32,615,892
*    Fidelity Investments  Spartan U.S. Equity Index Fund                 531,558    13,767,345     18,593,881
*    Fidelity Investments  Magellan Fund                                  306,109    24,481,502     29,163,005
*    Fidelity Investments  Puritan Fund                                   140,577     2,587,114      2,724,374
*    Fidelity Investments  Low-Priced Stock Fund                          379,899     8,578,360      9,546,853
     Founders Management   Founders Growth Fund                           131,405     2,436,179      2,270,674
     Franklin Templeton    Templeton Foreign Fund I                       305,371     3,341,640      3,038,447
*    Fidelity Investments  Scientific-Atlanta Common Stock Fund         2,673,260    25,796,498     27,187,048
*    The Plan              Participant loans (interest rate at 9.25%)                 3,497,077      3,497,077
                                                                                   ------------   ------------
                                Total Investments                                  $128,819,990   $148,955,972
                                                                                   ============   ============


                        *Indicates a party in interest.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II
                            SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


               ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                                                                      Purchases
                                                                       --------------------------------------
          Identity of                                                   Number of     Purchase     Number of
        Party Involved                   Description of Asset          Transactions     Price     Transactions
-------------------------------  ------------------------------------  -------------  -----------  -----------
Fidelity Investments             Retirement Money Market Fund               241       $24,627,270       234
Fidelity Investments             Equity Income Fund                         245        13,652,309       218
Fidelity Investments             Spartan U.S. Equity Index Fund             241        11,657,294       199
Fidelity Investments             Magellan Fund                              245        11,383,090       226
Fidelity Investments             Low-Priced Stock Fund                      223         7,309,299       133
Fidelity Investments             Intermediate Bond Fund                     203         2,969,763       172
Fidelity Investments             Scientific-Atlanta Common Stock Fund       252        29,642,651       249

                                                                                          Sales
                                                                        -------------------------------------
          Identity of                                                    Selling      Cost of        Net
        Party Involved                   Description of Asset             Price        Asset     Gain (Loss)
-------------------------------  -------------------------------------  ------------  ----------  ------------
Fidelity Investments             Retirement Money Market Fund            $23,232,439  $23,232,439  $        0
Fidelity Investments             Equity Income Fund                        7,889,110    6,578,697   1,310,413
Fidelity Investments             Spartan U.S. Equity Index Fund            6,184,523    5,451,110     733,413
Fidelity Investments             Magellan Fund                             7,251,387    6,489,926     761,461
Fidelity Investments             Low-Priced Stock Fund                     1,600,059    1,446,093     153,966
Fidelity Investments             Intermediate Bond Fund                    2,700,319    2,740,523     (40,204)
Fidelity Investments             Scientific-Atlanta Common Stock Fund     41,526,837   32,835,145   8,691,692


                  (a) Represents individual transactions or a series of
                      transactions in securities of the same issue or with a person in excess of 5% of the market value of the Plan's assets as of January 1, 1997.

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Scientific-Atlanta, Inc.
                              Voluntary Employee Retirement
                              and Investment Plan and Trust


Date:  June 26, 1998          By:  Scientific-Atlanta, Inc.
                                   Employee Benefit Committee



                                    By:  /s/ Brian C. Koenig
                                         -------------------
                                    Name: Brian C. Koenig
                                    Title: Senior Vice President, Human
                                           Resources



EXHIBIT INDEX

EX-23    Consent of Arthur Andersen LLP